EXHIBIT 99.1

Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Highlighting the Sustainability of Its Production Platform

TORONTO, March 29, 2023 (GLOBE NEWSWIRE) -- Yamana Gold Inc. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the “Company”) herein provides its updated mineral reserve and mineral resource estimates as at December 31, 2022 highlighting the ongoing sustainability of the Company's production platform. The Company’s continued success in replacing mineral reserves is further underscored by its strong 2022 operating results which, as previously reported, exceeded annual guidance with full year production of 1,005,770 gold equivalent ounces (“GEO”)(1) at an all-in sustaining cost (“AISC”)(2) below $1,125 per GEO(1).

Following the overwhelming support of the respective special resolutions of the shareholders of each of Yamana and Pan American Silver Corp. (“Pan American”) on January 31, 2023, in connection with approving the acquisition by Pan American of all of the issued and outstanding common shares of the Company following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited, all by way of a plan of arrangement under the Canada Business Corporations Act (the “Proposed Transaction”), this news release is anticipated to be Yamana’s final announcement covering mineral reserve and mineral resource update matters. Further details including tonnes, grade and assumptions are presented in the full Mineral Reserves and Mineral Resources table below while all Mineral Resources reported herein are exclusive of Mineral Reserves. The Proposed Transaction is expected to close by the end of the month.

Yamana also announces that it has filed its consolidated fourth quarter and year-end 2022 financial results, which are available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

HIGHLIGHTS

  Track Record of Mineral Reserves Replacement: On an aggregate basis across its wholly-owned operations, the Company replaced gold mineral reserves by 104% of depletion highlighting the sustainability and longevity of its production platform.
  Continued Success of Mineral Reserve Growth at Jacobina: Jacobina had another year of mineral reserve and mineral resource growth, adding approximately 35,000 ounces of gold mineral reserves, or 117% of depletion. Gold mineral reserves have grown by 57% or more than 1 million ounces net of depletion over the past five years to 2.97 million ounces and mineral resources have increased by 80% over the same period, as detailed below. The track record of growth in mineral reserves and mineral resources at Jacobina underpins its significant prospectivity and geological upside.
  Conversion of Inferred Mineral Resources at Odyssey: At Odyssey, the ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the potential conversion of mineral resources to mineral reserves. Indicated gold mineral resources increased by over 3.81 million ounces to 6.17 million ounces with total inferred resources at year end of 9.23 million ounces (100% basis). Exploration drilling at the East Gouldie zone of the Odyssey mine also continues to grow the mineralized footprint with new intercepts to the west of the known mineral resource envelope highlighting the generational nature of the deposit.
  Fifth Consecutive Year of Increasing Mineral Reserves at El Peñón: El Peñón achieved a fifth consecutive year of adding mineral reserves in excess of depletion, with mineral reserves growing 4% to 1.37 million GEO(1), or by 123% of depletion, over the last year.
  Company-wide Mineral Reserves and Mineral Resources Show Significant Scale: As at December 31, 2022, the Company reports 13.8 million ounces of gold mineral reserves and 112 million ounces of silver mineral reserves, relatively unchanged from the prior year. Further, the Company reports measured and indicated mineral resources of 17.1 million ounces of gold, 52 million ounces of silver, and 1.4 billion pounds of copper exclusive of mineral reserves, with measured and indicated gold mineral resources up 18% from the prior year. Inferred mineral resources contain 13.3 million ounces of gold, 60 million ounces of silver, and 2.13 billion pounds of copper. At the Company’s development projects, mineral reserves of 7.4 million ounces of gold, 57 million ounces of silver, and 6.7 billion pounds of copper represent significant upside potential within the existing portfolio.

YEAR END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY

Canadian Malartic including Odyssey, Canada (50%)

The Canadian Malartic & Barnat Open Pit saw a decrease of approximately 263,000 ounces of gold in proven and probable mineral reserves (reflecting the Company’s 50% interest) driven primarily by depletion of 360,000 ounces of gold (50% interest) as the Canadian Malartic pit enters into its final years of operation and open pit mining transitions to the Barnat pit. With initial production from the underground Odyssey mine at Canadian Malartic having commenced earlier this month, an initial small portion of the indicated mineral resources at the Odyssey South deposit was converted to probable mineral reserves as at December 31, 2022, adding 98,000 ounces of gold in mineral reserves (50% interest). A substantial addition of mineral reserves is expected at the Odyssey project at year-end 2023 with the conversion of indicated mineral resources at the East Gouldie deposit where continued conversion drilling success resulted in the addition of 1.9 million ounces of gold in indicated mineral resources (50% interest) during the year.

Figure 1: Change in Proven and Probable Mineral Reserves at Canadian Malartic

(i) Adjustments for stockpile inventory variation and optimizations

At the Odyssey project, underground development remains on schedule with initial production and start of shaft sinking expected in March 2023. With only 0.4 million ounces of gold in indicated mineral resources and 6.9 million ounces of gold in inferred mineral resources, or approximately 47% of the Odyssey mineral resources included in the mine plan outlined in the March 2021 technical study on a 100% basis, there is significant upside potential to a mine life already expected to last until at least 2039. Additionally, drilling continues to delineate the Odyssey internal zones, which were not previously considered in the 2021 preliminary economic assessment mine plan. The Odyssey team is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flow profile starting in 2023.

As previously reported, exploration drilling of the East Gouldie Extension and parallel Titan zone indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie and over an approximate 2,000 metre vertical extent. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production that could come from further ramp development and from a possible second shaft at depth where mineralization remains open in all directions.

Drilling demonstrates that the East Gouldie deposit also extends significantly to the west of the mineral resource envelope at significant grades and widths. Overall, drilling indicates that the East Gouldie deposit extends more than 4 kilometres along strike, of which only approximately 1.5 kilometres is currently reported as mineral resources. Thirteen drill rigs are currently active on the property, with five underground drills in the Odyssey South and Internal zones and eight surface drills focused on infilling and expanding the East Gouldie mineralization.

Jacobina, Brazil

Jacobina had another successful year of exploration, adding approximately 35,000 ounces of gold mineral reserves net of depletion, with additions of 239,000 gold ounces amounting to 117% of depletion. Gold mineral reserves have grown by 57% or more than 1 million ounces over the past five years to 2.97 million ounces. Mineral resources have increased by 80% over the same period, with mineral resources, exclusive of mineral reserves, increasing by 328,000 ounces of gold in measured and indicated mineral resources and 30,000 ounces of gold in inferred mineral resources versus the prior year. Mineral reserves average gold grade is unchanged from the previous year at 2.18 g/t. Highlights from 2022 include ongoing infill drilling success at João Belo Sul and Morro do Vento and successful exploration drilling at the new Morro do Vento Leste zone.

Figure 2: Change in Proven and Probable Mineral Reserves at Jacobina

(i) Additions from infill drilling and new mine

Cerro Moro, Argentina

At Cerro Moro, mineral reserves changed due to 2022 depletion and adjustments to the geological models, partly offset by additions to the mineral reserves inventory from successful infill and delineation drilling. While gold ounces added by drilling covered annual depletion, an updated block model at Verónica caused an overall decrease of approximately 11,000 gold ounces. Depletion during 2022 was primarily from Zoe, a higher grade silver deposit, resulting in an overall decline of approximately 3.6 million silver ounces contained in mineral reserves.

Figure 3: Change in Proven and Probable Mineral Reserves at Cerro Moro

(i) Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries of 94% for gold and 95% for silver.

El Peñón, Chile

Successful drilling at El Peñón resulted in the operation achieving a fifth consecutive year of adding new mineral reserves in excess of mining depletion, with mineral reserves growing 28% to 1.37 million GEO(1) over that period. The replacement of depletion maintains the El Peñón mine life at five to six years. Infill drilling, mainly at the Pampa Campamento and Martillo Flat veins, together with the conversion of underground mineral resources to mineral reserves at Chiquilla Chica, which is being reported for the first time, account for the replacement of gold ounce depletion and the increase of silver ounces contained in mineral reserves.

Figure 4: Change in Proven and Probable Mineral Reserves at El Peñón

(i) Gold Equivalent Ounces (GEO) calculated using mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries of 95% for gold and 86% for silver.

Minera Florida, Chile

At Minera Florida, new mineral reserves replaced mining depletion, extending the mine life. Gold ounces contained in mineral resources and mineral reserves have increased across most main zones with significant success at Maqui due to infill drilling and inaugural mineral reserves added at the Cucaracha zone.

Figure 5: Change in Proven and Probable Mineral Reserves at Minera Florida

(i) Adjustments for geomechanical study at the Alhue Core zone which will be considered for future reserve estimates

Wasamac, Canada

Wasamac mineral reserves and mineral resources were updated in November 2022, with mineral reserves and mineral resources increasing across all categories and by a total of 19% since completion of the feasibility study in mid-2021. Mineral reserves have increased by 260,000 ounces or 14%, while indicated mineral resources and inferred mineral resources have increased by 4% and 76% respectively.

The growth in mineral reserves and mineral resources is the result of infill drilling, the success of which has contributed to an updated mineral resource model and stope designs, with the average horizontal stope width increasing from 12.6 metres in 2021 to 13.6 metres in 2022.

The positive results support the expanded production plan at 9,000 tpd, with a gold production profile of 200,000 to 250,000 ounces per year compared to the LOM average of 169,000 ounces in the 2021 feasibility study, while maintaining a mineral reserves life of nearly 10 years.

Figure 6: Change in Proven and Probable Mineral Reserves at Wasamac

MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves (Proven and Probable)
The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2022.

Gold	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic & Barnat Open Pit (50%)	25,802	0.70	579	26,185	1.10	926	51,988	0.90	1,505
Odyssey Underground (50%)	-	-	-	1,379	2.22	98	1,379	2.22	98
Canadian Malartic Total (50%)	25,802	0.70	579	27,564	1.16	1,025	53,366	0.93	1,603
Jacobina	24,556	2.19	1,731	17,943	2.15	1,241	42,499	2.18	2,973
Cerro Moro	343	9.25	102	1,495	7.15	344	1,838	7.55	446
El Peñón Ore	1,069	5.43	187	4,890	4.59	722	5,959	4.74	909
El Peñón Stockpiles	6	2.69	1	617	1.09	22	623	1.10	22
El Peñón Total	1,075	5.42	187	5,507	4.20	744	6,582	4.40	931
Minera Florida Ore	958	3.29	101	2,708	3.33	290	3,666	3.32	392
Minera Florida Tailings	-	-	-	1,375	0.87	38	1,375	0.87	38
Minera Florida Total	958	3.29	101	4,082	2.50	328	5,041	2.65	430
Wasamac	-	-	-	26,835	2.51	2,170	26,835	2.51	2,170
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
MARA (56.25%)	330,300	0.25	2,655	291,150	0.16	1,498	621,450	0.21	4,152
Total Gold Mineral Reserves	389,385	0.49	6,153	376,907	0.63	7,634	766,292	0.56	13,787

Silver	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro	343	531.3	5,855	1,495	264.5	12,716	1,838	314.3	18,571
El Peñón Ore	1,069	214.6	7,379	4,890	164.3	25,824	5,959	173.3	33,203
El Peñón Stockpiles	6	116.3	23	617	19.0	376	623	19.9	399
El Peñón Total	1,075	214.1	7,402	5,507	148.0	26,200	6,582	158.8	33,602
Minera Florida Ore	958	17.6	542	2,708	23.4	2,037	3,666	21.9	2,580
Minera Florida Tailings	-	-	-	1,375	12.3	545	1,375	12.3	545
Minera Florida Total	958	17.6	542	4,082	19.7	2,583	5,041	19.3	3,125
MARA (56.25%)	330,300	3.0	32,070	291,150	2.6	24,618	621,450	2.8	56,689
Total Silver Mineral Reserves	332,677	4.3	45,869	302,234	6.8	66,117	634,911	5.5	111,987

Copper	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
MARA (56.25%)	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654
Total Copper Mineral Reserves	330,300	0.57	4,151	291,150	0.39	2,503	621,450	0.49	6,654

Zinc	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida Ore	958	1.20	25	2,708	0.95	57	3,666	1.01	82
Minera Florida Tailings	-	-	-	1,375	0.59	18	1,375	0.59	18
Minera Florida Total	958	1.20	25	4,082	0.83	74	5,041	0.90	100
Total Zinc Mineral Reserves	958	1.20	25	4,082	0.83	74	5,041	0.90	100

Molybdenum	Proven Mineral Reserves			Probable Mineral Reserves			Total - Proven and Probable
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
MARA (56.25%)	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411
Total Molybdenum Mineral Reserves	330,300	0.030	218	291,150	0.030	192	621,450	0.030	411

Mineral Resources (Measured, Indicated, and Inferred)
The following tables set forth the Mineral Resource estimates for the Company’s mineral projects as at December 31, 2022.

Gold	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic, Barnat & other zones (50%)	-	-	-	-	-	-	-	-	-
Odyssey Underground (50%)	-	-	-	888	1.59	46	888	1.59	46
East Malartic Underground (50%)	-	-	-	6,107	1.96	385	6,107	1.96	385
East Gouldie Underground (50%)	-	-	-	25,105	3.29	2,652	25,105	3.29	2,652
Canadian Malartic Total (50%)	-	-	-	32,101	2.99	3,082	32,101	2.99	3,082
Jacobina	34,221	2.35	2,587	20,845	2.31	1,548	55,066	2.34	4,136
Cerro Moro	170	5.12	28	666	3.58	77	836	3.89	105
El Peñón Mine	1,183	4.28	163	6,149	3.21	635	7,331	3.38	797
El Peñón Tailings	-	-	-	-	-	-	-	-	-
El Peñón Stockpiles	-	-	-	599	1.43	28	599	1.43	28
El Peñón Total	1,183	4.28	163	6,748	3.05	662	7,930	3.24	825
Minera Florida	2,729	4.32	379	6,238	3.84	769	8,968	3.98	1,149
Wasamac	-	-	-	6,034	1.75	339	6,034	1.75	339
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
Agua Rica (56.25%)	30,150	0.13	126	116,044	0.11	411	146,194	0.11	537
Alumbrera (56.25%)	65,297	0.31	660	5,154	0.29	48	70,451	0.31	708
MARA Total (56.25%)	95,447	0.26	786	121,198	0.12	459	216,645	0.18	1,245
Arco Sul	-	-	-	-	-	-	-	-	-
La Pepa (80%)	47,053	0.61	920	52,324	0.49	831	99,377	0.55	1,751
Lavra Velha	-	-	-	4,476	1.96	282	4,476	1.96	282
Monument Bay	-	-	-	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286
Total Gold M&I Mineral Resources	181,574	0.85	4,957	292,297	1.29	12,170	473,871	1.12	17,126

Silver	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro	170	185.3	1,010	666	244.9	5,245	836	232.8	6,255
El Peñón Mine	1,183	145.3	5,523	6,149	105.9	20,940	7,331	112.3	26,463
El Peñón Tailings	-	-	-	-	-	-	-	-	-
El Peñón Stockpiles	-	-	-	599	32.9	633	599	32.9	633
El Peñón Total	1,183	145.3	5,523	6,748	99.4	21,574	7,930	106.3	27,096
Minera Florida	2,729	23.4	2,053	6,238	21.4	4,285	8,968	22.0	6,338
Agua Rica (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442
Alumbrera (56.25%)	-	-	-	-	-	-	-	-	-
MARA Total (56.25%)	30,150	1.6	1,502	116,044	1.9	6,940	146,194	1.8	8,442
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver M&I Mineral Resources	34,231	9.2	10,089	134,396	9.6	41,566	168,627	9.5	51,654

Copper	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	30,150	0.22	146	116,044	0.30	767	146,194	0.28	914
Alumbrera (56.25%)	65,297	0.31	445	5,154	0.21	24	70,451	0.30	469
MARA Total (56.25%)	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383
Total Copper M&I Mineral Resources	95,447	0.28	591	121,198	0.30	791	216,645	0.29	1,383

Zinc	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida	2,729	1.45	87	6,238	1.30	178	8,968	1.34	266
Total Zinc M&I Mineral Resources	2,729	1.45	87	6,238	1.30	178	8,968	1.34	266

Molybdenum	Measured Mineral Resources			Indicated Mineral Resources			Total - Measured and Indicated
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	30,150	0.020	14	116,044	0.030	77	146,194	0.030	90
Alumbrera (56.25%)	65,297	0.012	16	5,154	0.010	1	70,451	0.011	17
MARA Total (56.25%)	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107
Total Molybdenum M&I Mineral Resources	95,447	0.014	30	121,198	0.029	78	216,645	0.022	107

Gold	Inferred Mineral Resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Canadian Malartic, Barnat & other zones (50%)	2,804	0.73	66
Odyssey Underground (50%)	11,250	2.18	787
East Malartic Underground (50%)	38,781	2.01	2,510
East Gouldie Underground (50%)	16,189	2.54	1,320
Canadian Malartic Total (50%)	69,025	2.11	4,682
Jacobina	26,347	2.28	1,934
Cerro Moro	1,095	5.98	210
El Peñón Mine	4,714	3.72	564
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	-	-	-
El Peñón Total	18,480	1.36	808
Minera Florida	4,224	4.63	629
Wasamac	7,086	2.00	455
Jeronimo (57%)	1,118	4.49	161
Agua Rica (56.25%)	417,881	0.09	1,209
Alumbrera (56.25%)	1,708	0.23	13
MARA Total (56.25%)	419,590	0.09	1,222
Arco Sul	6,203	3.08	615
La Pepa (80%)	20,019	0.46	293
Lavra Velha	4,745	1.56	238
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Gold Inferred Mineral Resources	620,778	0.67	13,302

Silver	Inferred Mineral Resources
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Cerro Moro	1,095	144.2	5,076
El Peñón Mine	4,714	143.3	21,722
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	-	-	-
El Peñón Total	18,480	50.7	30,103
Minera Florida	4,224	18.4	2,494
Agua Rica (56.25%)	417,881	1.6	21,765
Alumbrera (56.25%)	-	-	-
MARA Total (56.25%)	417,881	1.6	21,765
Suyai	900	21.0	575
Total Silver Inferred Mineral Resources	442,580	4.2	60,013

Copper	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	417,881	0.23	2,119
Alumbrera (56.25%)	1,708	0.17	6
MARA Total (56.25%)	419,590	0.23	2,125
Total Copper Inferred Mineral Resources	419,590	0.23	2,125

Zinc	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Minera Florida	4,224	1.27	118
Total Zinc Inferred Mineral Resources	4,224	1.27	118

Molybdenum	Inferred Mineral Resources
	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Agua Rica (56.25%)	417,881	0.030	276
Alumbrera (56.25%)	1,708	0.008	1
MARA Total (56.25%)	419,590	0.030	277
Total Molybdenum Inferred Mineral Resources	419,590	0.030	277

Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Price, Cut-off Grade, Metallurgical Recovery
	Mineral Reserves	Mineral Resources
Canadian Malartic (50%)	Price assumption: $1,300/oz gold

In-situ open pit cut-off grades range from 0.40 to 0.43 g/t gold

Metallurgical recoveries for gold in open pit averaging 90.6%

Underground mining cut-off grade after dilution and mill recovery of 1.55 g/t gold

Metallurgical recoveries for gold in underground averaging 95.51%	Price assumption: $1,667/oz gold

Canadian Malartic, Barnat and Western Porphyry cut-off grades range from 0.32 to 0.43 g/t gold inside pit

Underground cut-off grade at Odyssey is 1.20 to 1.30 g/t gold (stope optimized)

Underground cut-off grade at East Malartic is 1.20 to 1.45 g/t gold (stope optimized)

Underground cut-off grade at East Gouldie is 1.15 to 1.30 g/t gold (stope optimized)

Jacobina	Price assumption: $1,250/oz gold Underground Mineral Reserves are reported at variable cut-off grades by zone ranging from 0.92 g/t gold to 1.01 g/t gold Metallurgical recovery is 96.2%	Price assumption: $1,250/oz gold. Cut-off grades correspond to 75% of the cut-off used to estimate the Mineral Reserves

Underground Mineral Resources are reported at variable cut-off grades by zone ranging from 0.69 g/t gold to 0.76 g/t gold

Reported within optimized underground mining shapes with minimum mining width of 1.5 metres and considering internal waste and dilution

Cerro Moro	Price assumptions: $1,250/oz gold and $18.00/oz silver Underground NSR cut-off at $210.71/t and open pit NSR cut-off at $124.72/t Metallurgical recoveries average 93% for gold and 91% for silver	Price assumptions: $1,250/oz gold and $18.00/oz silver. NSR cut-off values correspond to 75% of Mineral Reserves cut-off

Underground NSR cut-off at $158.04/t and open pit NSR cut-off at $93.54/t

Constrained in optimized stopes and pit shells

El Peñón	Price assumptions: $1,250/oz gold, $18.00 silver

Underground cut-off at $129.15/t

Low grade stockpiles cut-off range from 0.88 to 0.96 g/t gold equivalent

Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver

Metallurgical recoveries for low grade stockpiles range from 88.0% to 95.2% for gold and from 80.8% to 83.0% for silver	Price assumptions: $1,250/oz gold, $18.00/oz silver

Underground cut-off at $96.86/t, which corresponds to 75% of the cut-off value used to estimate the Mineral Reserves

Reported within optimized underground mining shapes with minimum mining width of 0.6m and 0.3m dilution on both hanging wall and footwall

Tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.96 g/t gold equivalent respectively

Metallurgical recoveries for underground ores range from 84.39% to 96.12% for gold and from 68.76% to 91.03% for silver

Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver

Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for silver

Minera Florida	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc

Underground cut-off at $92.07/t

Metallurgical recoveries for underground are 92.59% for gold, 0.0% to 71.0% for silver, and 0.0% to 80.0% for zinc

Tailings are reported at a cut-off of 0.99 g/t gold equivalent

Metallurgical recoveries for tailings are 75.0% for gold	Price assumptions: $1,250/oz gold, $18.00/oz silver and $1.25/lb zinc

Underground Mineral Resources are estimated at a cut-off value of $69.05/t, corresponding to 75% of the cut-off used to estimate Mineral Reserves, for the Las Pataguas, PVS, Fantasma, Millenium Norte, and Cucaracha zones which are constrained to underground mining shapes. The remaining zones are reported unconstrained at a NSR cut-off value of $92.07/t.

Metallurgical recoveries of 92.59% for gold, 0.0% to 71.0% for silver, and 0.0% to 80.0% for zinc

Wasamac	Price assumption: $1,250/oz gold using an exchange rate of US$1.32:C$1.00

Underground cut-off grade from 1.52 to 1.65 g/t gold (stope optimized)

Mineral Reserves consider average total mining dilution of 11% and average mining recovery of 93%	Price assumption: $1,250/oz gold. Cut-off grades correspond to 75% of the cut-off used to estimate the Mineral Reserves

Underground cut-off grades range from at 1.14 to 1.42 g/t gold

Mineral Resources are reported fully diluted within conceptual mining shapes

Jeronimo (57%)	Price assumption:$900/oz gold Cut-off grade at 2.0 g/t gold Metallurgical recovery for gold is 86%.	Cut-off grade at 2.0 g/t gold

MARA: Agua Rica (56.25%)	Mineral Reserves are estimated using a variable metallurgical recovery

Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered

Open pit Mineral Reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of $3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the Mineral Reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector	Mineral Resources are estimated using a variable metallurgical recovery

LOM average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered

Mineral Resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb Cu, $1,600/oz Au, $24/oz Ag, and $11/lb Mo. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector

MARA: Alumbrera (56.25%)	N/A	Price assumptions: $1,300/oz gold, $2.83/lb copper. Alumbrera deposit: Whittle pit shell cut-off at 0.22% copper equivalent Bajo El Durazno deposit: 0.2 g/t Au cut-off within pit shell

Arco Sul	N/A	Price assumption: $1,250/oz gold

Underground cut-off grade at 2.00g/t, which corresponds to 75% of the cut-off that would be used for Mineral Reserves

Mineral Resources reported within optimized underground mining shapes

La Pepa (80%)	N/A	Price assumption: $1,650/oz gold Cut-off grade of 0.20 g/t gold for oxides and 0.26 g/t gold for sulphides, inside optimized pit envelope

Lavra Velha	N/A	Price assumption: $1,650/oz gold

Mineral Resources are constrained by an optimized pit shell with metallurgical recoveries of 90.0% for oxide, 85.0% for mix and 60% for sulphide material

Cut-off grade of 0.25 g/t Au for oxide and mix material, and of 0.37 g/t Au for sulphide material

Monument Bay	N/A	Price Assumption: $1,200/oz gold Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground

Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling

2. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
3. All Mineral Resources are reported exclusive of Mineral Reserves.
4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
5. Mineral Reserves and Mineral Resources are reported as of December 31, 2022.
6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below:
Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Patrick Fiset, Eng., and Pierre-Olivier Richard, Eng., Canadian Malartic GP	Pascal Lehouiller, P. Geo, Canadian Malartic GP
Jacobina	Eduardo de Souza Soares, MAusIMM CP (Min), Yamana Gold Inc.	Camila Passos, P. Geo, and Danilo Ribeiro dos Santos, MAusIMM CP (Geo), Yamana Gold Inc.
El Peñón	Jimmy Avendaño Gonzalez, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Marco Velásquez Corrales, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by NI 43-101. Data verification related to certain scientific and technical information disclosed herein in connection with Yamana’s material properties can be found in the Company’s technical reports entitled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” and dated effective December 31, 2020, “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” and dated effective December 31, 2019, “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” and dated effective December 31, 2020, “Technical Report on the Agua Rica Integrated Project, Catamarca Province, Argentina” and dated effective June 30, 2019, “NI 43-101 Technical Report on the Wasamac Feasibility Study Update" and dated effective July 16, 2021, “NI 43-101 Technical Report, Cerro Moro Gold-Silver Mine, Santa Cruz Province, Argentina” and dated effective December 31, 2021, and “NI 43-101 Technical Report, Minera Florida Gold-Silver Mine, Metropolitan Region, Chile” and dated effective December 31, 2021 available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

END NOTES

(1) GEO is calculated as the sum of gold ounces and gold equivalent silver ounces using a ratio of 82.94 for the year-ended December 31, 2022. GEO reserve calculations are based on mineral reserves metal price assumptions of $1,250 per ounce of gold and $18 per ounce of silver, and metallurgical recoveries specific to the mine plan. Guidance GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.
(2) A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 12: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and twelve months ended December 31, 2022, dated March 29, 2023, available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to expected timing for completion of the Proposed Transaction, expectations for AISC, information with respect to the Company’s strategy, plans, expectations, beliefs, including future operating performance and updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of the Proposed Transaction on the timeline anticipated or at all, the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of any variance in the Company’s current plans made by Pan American and/or Agnico Eagle Mines Limited post-closing of the Proposed Transaction, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein, in the management information circular in connection with the Proposed Transaction and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Figures accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/29533fb9-89a7-45c7-98ed-2583583f8156

https://www.globenewswire.com/NewsRoom/AttachmentNg/6b455d4d-646d-41eb-adf3-a0f52e43b154

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https://www.globenewswire.com/NewsRoom/AttachmentNg/59230e2f-86cf-466b-a309-427f87eafeda

https://www.globenewswire.com/NewsRoom/AttachmentNg/ce394a34-39a0-44b6-870a-f98fe6e58113

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